Growth Fund, Inc.
For the Annual period ended 10/31/99
File number 811-11785

SUB-ITEM 77J


Reclassification of Capital Accounts

     The Fund accounts and reports for
distributions to shareholders in accordance with the American Institute of Certified
Public Accountants' Statement of Position 93-
2: Determination, Disclosure, and Financial
Statement Presentation of Income, Capital
Gain, and Return of Capital Distributions by
Investment Companies. The effect of applying this statement was to increase undistributed net investment income by $2,636,144, decrease accumulated net realized gain on investments by $3,294,085 and increase paid-in capital by $657,941 due to the Fund experiencing net operating losses and redemptions utilized as distributions for federal income tax purposes during the fiscal year ended October 31, 1999. Net investment income, net realized gains and net assets were not affected by this change.